Via Facsimile and U.S. Mail
Mail Stop 6010

August 5, 2008

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: **AXA**
        Form 20-F for Fiscal Year Ended December 31, 2007
        Filed on April 30, 2008
        File No. 001-14410

Dear Mr. Duverne:

        We have reviewed your filing and have the following comments. We
have limited our review of your filing to those issues we have addressed in our
comments. In our comments, we ask you to provide us with information to better
understand your disclosure. Where a comment requests you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the annual or quarterly filing, as applicable, in which you intend to first include
it. If you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 8

Mr. Denis Duverne
AXA
August 5, 2008
Page 2

Critical Accounting Policies, page 10

Investments, page 12

1.   It appears from your disclosure that the fair values for €67 billion of your investments are provided in part by pricing services. It appears to be the case from the disclosure that the pricing service, brokers or arranging banks determine fair value rather than management. If this is not the case, please revise your disclosure to clarify.

2.   While you are not required to indicate or infer that pricing services, brokers or arranging banks determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

3.   It appears that you invest in or have other involvement with certain entities that you are not required to consolidate. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements. For your non-controlled investment funds, for Osiris Capital Plc and for any other non-consolidated special purpose entities, please revise your disclosure to address these items:

   • Categories and rating of assets they hold;
   • Weighted-average life of assets the off-balance sheet they hold;
   • Forms of funding (commercial paper, medium-term notes, etc) and weighted-average life of the funding they hold;
   • Any material difficulties they have experienced in issuing commercial paper or other financing during the period;
   • Any material write-downs or downgrades of assets they hold;
   • Maximum limit of the losses to be borne by any first loss note holders;
   • Types of variable interests you hold in them;
   • Detailed disclosure regarding your obligations under the agreements. For example, consider the following items, to the extent applicable:

        o   Whether there are triggers associated with your obligations to fund,
        o   Whether there are any terms that would limit your obligation to perform,
        o   Any obligations under the facilities and their material terms,
        o   Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
        o   Whether any agreement required you to purchase securities issued by these entities. If not, consider discussing your reasons for the purchase in more detail;

- o   Whether you provided or assisted these entities in obtaining any other type of support, or whether it is your current intention to do so; and
- o   Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate these entities or incur significant losses associated with them.

4.   Also, revise your disclosures to address:
- the scenarios where you would have to consolidate these entities and your expectation of the likelihood of such consolidation;
- the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of these entities; and
- any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with your non-controlled investment funds, Osiris Capital Plc and other non-consolidated special purpose entities if any.

Item 15. Controls and Procedures, page 102

5.   You state that your officers concluded that your disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were actually effective as required in the release. Please revise the wording to make it clear that the controls were effective not just effectively designed.

Annual Report

Consolidated Financial Statements, page 197

Notes to Consolidated Financial Statements, page 205

Note 9, Investments, page 247

6.   Please direct us to existing disclosures or disclose the sensitivity analysis required by paragraph 27(c) of IFRS 7. Identify the changes in the key assumptions you made since the last reporting date and disclose the information required by paragraph 27(d) of IFRS 7 as applicable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant